FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sixth Investor Conference	49
	"Telefónica Latinoamérica: A winning mindset"
	Mr. José María Álvarez-Pallete- General Manager of Telefónica Latinoamérica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 11th , 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Sixth Investor Conference

Telefónica Latinoamérica: A winning mindset

Mr. José María Álvarez-Pallete

London, October 11th 2007


Spirit of
PROGRESS

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Part of this financial information is un-audited and, therefore, is subject to potential future modifications. Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Four key 2006-2010 figures

1	**Historical opportunity**	Top 7 Latin American countries – Growing simultaneously – Expected as "Investment Grade" >75% GDP
2	**+€35-40bn**	Latin America telecom market growth
3	**>60m**	New Telefónica Latin America accesses
4	**~€22-25bn**	Cumulative operating cash flow*

* OpCF = OIBDA - CapEx

Our aspiration: continued delivery of profitable growth

Telefónica LatinoAmerica consolidated

	FROM 2006 TO 2010E
ACCESSES[1] (in millions)	x 1.5/1.6
REVENUES (€ in millions)	x 1.5/1.6
OIBDA (€ in millions)	x 1.6/1.9
OpCF[2] (€ in millions)	x 1.8/2.2

1: Does not include others (wholesale, Terra)
2: OpCF = OIBDA – CapEx

Base 2006 reported numbers include eight months of Telefónica Telecom (consolidated since May 2006). In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007E-2010E. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CAGR 06-10E guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation, other than Telemig acquisition (50% through TEF stake in Vivo) and TVA.

T-Latam: Growth on Growth

1. **What we have accomplished: continuous growth and leadership**
2. Latin America: much more than you imagine
3. The new T-Latam: uniquely positioned for further growth
4. Walking the talk
5. Our commitments

1 Sustained growth since 1998



Accesses
Millions
+4m
+4m
+5m
+10m
+9m
+27m
+20m
+16m
+7m
20
24
28
33
43
52
79
99
115
122
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Jun-07

Over 100 million additional accesses

> 70% organic growth

- A key contribution to Telefónica
  - 57% of accesses
  - Over 1/3 of the OpCF

1 Stronger operational platform

Commercial

- **Single** mobile **brand**
- **Integration** of **Fixed-Mobile** account management for Corporates
- Homogeneous **P&S development** process
- Improvement of **capillarity** and **quality** of point of sales
- Migration to GSM proceeding well

T-Latam incorporates aprox. 120,000 mobile gross adds per day in 2007

T-Latam commercial network has more than 650,000 points of sale

Network operations and IT

- Completed deployment of **GSM network**
- **DSL coverage** over 93%
- **Centralization** of fixed **network supervision**
- Homogenization of commercial and network **IT systems**
- Consolidation of **IT infrastructures** (Data-centers)

T-Latam installs aprox. 6,000 BB accesses per day in 2007

International Traffic increased: 2006 vs. 2002 X 15

1 A leader and shaper: the only integrated regional player in the region

Long-standing presence in the region (17 years)



- Only telco with truly **integrated and regional management**

- Strongest **brands** in the region





Market leader*
2nd player*

- **New Organization** by customer segment / country



- Being part of a **global telecom leader**

#1 in 4 of top 7 Latin American countries*

*share of revenues

1 The benefits of our model are already visible

STRONG RESULTS


REVENUES
+15.5%
H1 06
H1 07
OIBDA
+17.8%
H1 06
H1 07
OIBDA margin
+0.7p.p.
H1 06
H1 07

2007 GUIDANCE UPGRADE

	From ...	To ...
REVENUES	+11%/+14 %	+13%/+16 %
OIBDA	+12%/+16 %	+14%/+17 %

Base 2006 reported figures include eight months of Telefónica Telecom (consolidated since May 2006). 2007E guidance assumes constant exchange rates as of 2006. All figures exclude changes in consolidation. In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007E. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

The New T-Latam: Growth on Growth

1. What we have accomplished: continuous growth and leadership
2. **Latin America: much more than you imagine**
3. The new T-Latam: uniquely positioned for further growth
4. Walking the talk
5. Our commitments

2 Unique macroeconomic momentum

GDP Growth Rates, constant currency

1 Historical opportunity


20%
15%
10%
5%
0%
-5%
-10%
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
CAGR 06-08E
Chile 5.5%
Argentina 6.5%
Venezuela 5.5%
Peru 6.6%
Brazil 4.3%
Mexico 3.4%
Colombia 5.6%

First time in the last 40 years that top 7 Latin American countries grow steadily and simultaneously

Source: World Bank World Development Indicators & Consensus Forecasts

2 Unique financial markets outlook

Country risk evolution (Emerging market bond index)



6,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
H1 07
Argentina
Brazil
Venezuela
Colombia
Peru
Mexico
Chile

Source: JP Morgan, the Economist Intelligence Unit

1 Historical opportunity

Latin America GDP

100% = €3,200 bn



Other countries
>75%

Expected investment grade countries in 2010E

2 Additionally, the telecom sector will benefit from improving demographics …

POPULATION GROWTH AND DEMOGRAPHICS
Million



558
594
628
0-14 YEARS OLD
30%
28%
26%
15-64 YEARS OLD
64%
65%
66%
REST
6%
7%
8%
Dec-05
Dec-10E
Dec-15E

- A growing potential telecom users base in the next 10 years
  - Additional **58 million workers**
  - Additional **74 million** people living in **urban areas**

Urban/rural mix (percentage)	Dec-05	Dec-10E	Dec-15E
	77%	79%	81%

Source: United Nations World population prospects – Latin America and the Caribbean

2 ... and from better socioeconomic indicators

DISTRIBUTION OF BRAZILIAN HOUSEHOLDS BY SOCIOECONOMIC CLASS
Households in millions



53
60
A
B
C
D
E
8%
15%
19%
17%
42%
12%
17%
23%
12%
37%
Dec-05
Dec-10E

TOTAL LATIN AMERICA

- **Higher purchasing power** due to growth of middle classes in **Latin America**
  - **15 million** additional **middle class** households during 2006-2010E
  - **ABC** households will **surpass DE** households by 2010E

Latin America's middle class

Adiós to poverty, hola to consumption

Aug 16th 2007 | SÃO BERNARDO DO CAMPO

From *The Economist* print edition

Faster growth, low inflation, expanding credit and liberal trade are helping to create a new middle class



The Economist

Source: Banco de Santander; Report: "A emergência da classe média no Brasil"; The Economist

2 As a result, Latin America will turn into the fastest growing telecom region in the world

2 **+€35-40 bn**

TELECOM MARKET GROWTH EXPECTATIONS
CAGR 06-10E

Latin America	7.8 %
Emerging Asia *	7.1%
Central & Eastern Europe	6.9%
Africa and Middle East	5.8%
US & Canada	1.2%

Source: IDC

* Excluding Japan, Korea, Hong Kong, Singapore and Taiwan

LATIN AMERICA TELECOM MARKET
€ in billion


+€35-40 bn growth in the revenue pool
FY 2006
FY 2010E

Source: Telefónica

The New T-Latam: Growth on Growth

1. What we have accomplished: continuous growth and leadership
2. Latin America: much more than you imagine
3. **The new T-Latam: uniquely positioned for further growth**
4. Walking the talk
5. Our commitments

3 Clear action plan for the upcoming 4 years

Capture growth



- Strong mobile growth
- Capture BB and bundling opportunities to reinforce access base
- Segmented approach

Leverage integrated delivery and regional scale



- Network evolution through a segmented investment approach
- Regionalization of Technology, Operations and Systems

Ensure business sustainability



- Customer satisfaction increase
- Partnership with Latin America
- Talent management

3 Mobile: over 50 million additional Telefónica mobile customers

Growth

Mobile penetration [1]	Dec-06	Dec-10E	Population 2010E [2]
Brazil	55%	~80%	~198 m
Mexico	53%	~80%	~113 m
Argentina	78%	~97%	~41 m
Chile	82%	~97%	~17 m
Peru	32%	~71%	~29 m
Colombia	67%	~91%	~44 m
Venezuela	69%	~90%	~29 m
Total Latam	56%	~83%	~519 m

Latin American Expected evolution similar as other countries in the last 4 years (from 2002 to 2006) [3]

	From	To
Chile	41%	78%
Argentina	18%	78%
Hungary	49%	92%
Czech Republic	43%	106%
France	65%	82%

Mobile market growth in Latin America [1]: + 140/160 million additional mobile accesses

Telefónica Latin America aspiration: + 55/60 million additional mobile accesses *

Source:
1 Telefonica estimates
2 United Nations World population prospects – Latin America and the Caribbean
3 Euromonitor and Global Insight

* Including Telemig acquisition

3 Mobile: drive ARPU based on stimulation of consumption

Growth

We are successfully stimulating ARPU, both in ..



Customer growth
Jun-07/Jun-06
ARPU increase
H1 07/H1 06
.. growing markets
Mexico
49%
24%
.. and mature markets
Chile
8%
10%

* Source: Pyramid, June 2007



T-LATAM MOBILE ARPU INCREASE (Ex fx)
10.2%
1-3%
H1 07/H1 06
CAGR 06-10E

	Already a growth path ..	.. with room for further improvement
Price elasticity approach	MoU increased 18% in T-Latam last year	Latam MoU is 74% of Western European's MoU *
Stimulating data services	Data ARPU increased 22% in T-Latam last year	Western European's Data ARPU is 4 times Latam's Data ARPU *
Prepaid contract migration & segmented offer	82% prepaid mobile accesses in T-Latam	Western Europe's postpaid mobile accesses are almost 45% *

3 Mobile: growing, maintaining commercial expenditure and leveraging higher scale

Growth

Margin improve-ment



OIBDA margin
+4p.p.
+11p.p.
Chile
+4p.p.
+25p.p.
Argentina
H1 06
H1 07
Mobile penetration

Churn reduction



Churn
+11p.p.
0.2p.p.
Chile
+25p.p.
-0.6p.p.
Argentina
H1 06
H1 07
Mobile penetration



Total Commercial cost over revenues *
25%
15%
FY 2006
FY 2010E



Churn
2.7%
<2%
2006
2010E

- Already captured synergies in Q1 07 in marketing and sponsorships
- Higher bargaining power in handsets purchasing
- Loyalty programs

* Mobile commercial costs (SAC + SRC + Loyalty programs + advertising + logistics + call center + commercial network) over mobile service revenues

3 Fixed: over 4 million additional Telefónica BB clients

Growth

BB Penetration [1]	Dec-06	Dec-10E	Households 2010E [2]
Brazil (SP)	15%	~27%	~15 m
Argentina	15%	~37%	~11 m
Chile	23%	~38%	~5 m
Peru	7%	~13%	~7 m
Colombia	6%	~17%	~12 m
Total	10%	~23%	~140 m

Latin American Expected evolution similar as other countries in the last 4 years (from 2002 to 2006) [3]

	From	To
Chile	5%	23%
Argentina	1%	15%
Mexico	5%	20%
Poland	1%	20%
Czech Republic	1%	34%

BB market growth in Latin America [1]: +18/19 million additional BB accesses

Telefónica Latin America aspiration: +4/5 million additional BB accesses

Source:
1 Telefonica estimates
2 United Nations World population prospects – Latin America and the Caribbean
3 Euromonitor and Global Insight

3 Fixed residential: accelerating the transformation of the fixed business based on a segmented value proposition

Growth

Premium	Traditional	Basic
		

- BROADBAND GENERALIZATION (Premium, Traditional)
- VOICE BUNDLING (FLAT RATES, MINUTES BUNDLES) (Premium, Traditional, Basic)
- INTEGRATED OFFER 3-PLAY (VOICE, BB, TV) + F-M CONVERGENCE IN SERVICES AND CHANNELS (Premium, Traditional)
- LOW-COST INNOVATIVE SOLUTIONS (Basic)
- ADAPTING THE CUSTOMER EXPERIENCE (Premium, Traditional, Basic)

X 2.5 (Premium vs Traditional) — X 2.0 (Traditional vs Basic)

	Premium	Traditional	Basic
ARPU Index	250	100	50
CUSTOMER distribution	25%	45%	30%

3 Fixed residential: broad adoption of bundled offers

Growth

Bundle strategy is delivering strong results

Chile example: impact of bundled offers

Broadband market share



+3.9p.p
46%
50%
H1 06
H1 07

Churn reduction

Index 100



12%
53%
100
88
41
1P
2P
3P

Objectives going forward

- 85-90% will have bundled services in 2010
- 40-45% of 2010 customers will have "dúos" or "tríos"
- More than 2.0 million additional TV customers
- Fixed access lines erosion will be contained

- Terra will continue to grow at above 6%* (capture 25% of on-line ad share)
  - 33 million unique visitors per month
  - Terra TV
  - Communities

* constant exchange rates as of 2006

3 Fixed SMEs: broadband and workstations bundles

Growth

Integrated Solutions for SME´s

Voice, DSL and Data Access

+

PC

LAN

Other services (e.g. payments)

+

Maintenance



- Full service integration: fixed, mobile, broadband, PC
- Complete set of traffic bundles (F, M, LD, FM..)
- Equipment plus maintenance
- Regional replication of successful products: Speedy Duo, Speedy business portfolio
- New business opportunities:
  - 'Puesto Trabajo Informatico' (workstation)
  - 'Kit Automación Comercial'
  - Traditional and advanced voice bundling

More than 1 million additional SMEs in the region*

>300,000 workstation accesses[1]

>70% SMEs BB market share[1]

76% of T-Latam's revenues from new business opportunities[1]

* Source: Pyramid
[1] 2010E

3 Fixed Corporates: a winning global offer with integrated solutions

Growth

Examples

INTEGRATED AND REGIONALLY REPLICATED SOLUTIONS	SOS 112, CAMMESA	Data T-Latam Revenues CAGR 06-10E +7% *
COMPLETE OFFER OF COMMUNICATION AND ITC SERVICES	VISANET, SENA	
GLOBAL PRESENCE	Santander, BBVA, MAPFRE, citi, Microsoft, FedEx	IT T-Latam Revenues CAGR 06-10E +23% *
SPECIALIZED PROFESSIONAL TEAM	▪ Global account manager, design engineers, service managers ▪ Regional P&S portfolio ▪ International/regional network, centrally managed	Leveraging TIWS capabilities and assets

* constant exchange rates as of 2006

3 Segmented network transformation will support growth

Scale

Fixed access

- **Traditional services:** Increase coverage and reduce CapEx through low cost solutions: "Fixed" services through wireless access
- **BB services:** Upgrade of DSL bandwidth and selective fiber deployment
- **TV services:** Pragmatic and flexible combination of IPTV, DTH and cable

Mobile access

- **Traditional services:** Increase coverage through low cost solutions ("Blue shadow")
- **3G:** Network deployment focused on urban areas

High capacity international backbone

- **TIWS:**
  - More than 45,000 Km of optical fiber
  - Tier1 IP Backbone

Total 2007-2010E CAPEX: €14 bn- €16 bn

€240-€260 per additional access *

* Total CapEx / Total Net Adds (Mobile + Traditional + BB + TV)

3 Leveraging integrated delivery and regional scale


Scale

WHAT WE HAVE ALREADY ACHIEVED

- Single fixed network operating regional center in Sao Paulo
- Single commercial system (ATIS)
- Completed GSM network deployment
- 20% reduction in data centers costs
- Regional competence centers for new P&S
- Homogeneous P&S development process (e.g. launching TV offer in Chile, Colombia, Brazil in less than 6 months)

OUR NEXT OBJECTIVES

- Incorporate mobile networks into regional center
- Integration of fixed and mobile networks
- Reduce the number of data centers (from 44 to 2/3)
- Single provisioning and dispatching system
- Single pre-paid platform

Over €420 million of OpCF synergies in H1 07

Captured synergies in:

- Sales channels integration
- Branding and commercial campaigns regionalization
- Shared service platforms
- Regional Handsets and SIMs purchases

CAGR 06-10E Non Commercial OpEx /Accesses evolution*

*Non Commercial OpEx: Technology + Operations + Systems

Accesses: Traditional + Broadband + TV + Mobile


-2% / -3%
FY 2006
FY 2010E

3 Beyond performance: building a healthy company



Sustainability

COMMITTED TO OUR CLIENTS





Customer satisfaction Index
+ 5 %
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

BEAT OUR COMPETITORS IN CUSTOMER SATISFACTION

DEVELOPING OUR TALENT



- 33% of T-Latam top executives have international working experience



Employees satisfaction index
Index change 2007E vs 2006
+4 p.p.
+ 6 p.p.
+ 6.5 p.p.
Argentina
Colombia
Mexico

BEST PLACE TO WORK IN THE LATIN AMERICAN TELECOM INDUSTRY

COMMITTED TO OUR SOCIETY



- More than **80%** of our **suppliers are local**
- The social initiatives in the region have contributed to the inclusion of Telefonica in the **Dow Jones Sustainability Index**
- Our social program is increasingly relevant (e.g. **Proniño** will count with **50,000 children** at the end of 2007E)

STRATEGICALLY

3 As a result, sound growth and cash generation platform



Rapid growth
Additional customers
2007E-2010E
Millions

Mobile	**+55/60**
Broadband	**+ 4/5**
TV	**+ 2/3**

Improving margins

- Sustain margins in fixed
- Increase margins in mobile leveraging growing scale

High Operating CF generation*
OpCF over revenues



>25%
21%
FY 2006
FY 2010E

*OIBDA-CapEx

3 **> 60 million**

4 **~€22-25 bn**

T-Latam: Growth on Growth

1. What we have accomplished: continuous growth and leadership
2. Latin America: much more than you imagine
3. The new T-Latam: uniquely positioned for further growth
4. **Walking the talk**
5. Our commitments

4 Brazil - Mobile: reinforcing leadership (1/2)

Current situation

Current situation: Mobile
- Revenues 2006: €2.0 bn
- OIBDA 2006: €0.4 bn
- OIBDA Margin 2006: 21.9%
- Customer base 2006 and market share:
  – Mobile: 29.1 million (29%)

Future opportunities
- GDP growth CAGR 06-10E: 4.2%
- Mobile penetration: 2006 55% → 2010E ~80%

•Source: Anatel, July 2007
GDP: Consensus Forecast

Strong fundamentals

- **Best brand perception**
- **#1 in network quality in Sao Paulo ***
- **Largest commercial network**
- **GSM migration proceeding very well (>20% accesses already migrated)**
- **Improved competitive position after acquisition of Telemig and 6 GSM licenses in the Northeast of Brazil (roaming, coverage)**

4 Brazil - Mobile: reinforcing leadership (2/2)

CHANGING TREND ALREADY VISIBLE

SHARE OF NET ADDS [1]


Avg. 24%
May-07
Jun-07
Jul-07
Aug-07

MoU


14%
H1 06
H1 07

ARPU [2]


23%
H1 06
H1 07

OBJECTIVES AND KEY STRATEGIC ACTIONS

Maintain current market leadership position

- Increase coverage and network quality (e.g. Minas Gerais and North East)
- Launch 3G in the main cities
- Reinforce competitive position in the SMEs segment
- Increase customer satisfaction
- Drive consumption through price elasticity
- Increase market share by the integration of Telemig and the construction of a GSM network in the North East

1 Before Telemig Operation
2 ARPU increase H1 07 considering no changes in B&K : 7.5%

4 Brazil - Fixed: develop a bundling strategy (1/2)

Current situation

Current situation: Fixed

- Revenues 2006: €5.6bn
- OIBDA 2006: €2.6bn
- OIBDA Margin 2006: 47.3 %
- Customer base 2006 and market share:
  - Fixed: 12.1 million (95.3%)
  - BB: 1.6 million (70%*)

Future opportunities

- GDP growth CAGR 06-10E: 4.2%
- BB penetration: 2006 15% → 2010E ~27%

•Sao Paulo
•GDP: Consensus Forecast

Strong fundamentals

- **Broadband market leadership: Market share ~70% ***
- **Compelling 2P/3P offer**
  - **Content agreement with GLOBO and TVA**
  - **Selective deployment of Fiber Optic to serve premium customers**

4 Brazil - Fixed: develop a bundling strategy (2/2)

BB ADOPTION IS SUSTAINING ACCESS BASE

FIXED ACCESS BASE	TELESP BB USERS



-2.5%
Jun-06
Jun-07



31%
Jun-06
Jun-07

OBJECTIVES AND KEY STRATEGIC ACTIONS

TV Accesses > 1 m *

- Increase fixed coverage through low cost wireless solutions
- Foster 3-Play commercialization: from 150,000 customers in 7 months to 1 million in 2010E
- Fiber optic deployment in high income areas of Sao Paulo
- Develop special entry level offers for the mass market

* Sao Paulo

4 Mexico: gaining share in a high growth market (1/2)

Current situation

Current situation

- Revenues 2006: €1.0bn
- OIBDA 2006: €-0.0bn
- OIBDA Margin 2006: -1.1%
- Customer base and market share 2006:
  - Mobile: 8.6 million (15%)

Future opportunities

- GDP growth CAGR 06-10E: 3.7%
- Mobile penetration: 2006 53% → 2010E ~80 %

GDP: Consensus Forecast

Strong fundamentals

- GSM network quality improvement
- Shared technological infrastructures with Central America
- Increased quality of dealers and number of POS
- Successful stimulation of price elasticity
- Improved customer satisfaction ("Alfombra Roja" campaign)

4 Mexico: A strong momentum (2/2)

CHANGING TREND ALREADY VISIBLE

SHARE OF NET ADDS


15%
33%
Q2 06
Q2 07

CUSTOMER SATISFACTION


71%
73%
Q2 06
Q2 07

ARPU


22%
Q2 06
Q2 07

CHURN %


-1.1 p.p.
Q2 06
Q2 07

OBJECTIVES AND KEY STRATEGIC ACTIONS

Market share %


15%
~23-25%
Dec-06
Dec-10E

- Continue with price elasticity approach
- Target aggressively post-paid segment
- Develop mobile applications for SME's (e.g. email, connectivity)
- Integrated solutions (fixed, mobile, IT) for Corporate segment
- Deployment of 3G network
- Enhance coverage of GSM network
- Continue improving operating margins and retaining high value clients

4 Central America

Current situation

Current situation
- Revenues 2006: €0.6bn
- OIBDA 2006: €0.2bn
- OIBDA Margin 2006: 36.8%
- Customer base 2006 and market share:
  – Mobile: 3.8 million (30.0%)

Future opportunities

	2006	2010E
Mobile penetration	44%	~75%

- GDP growth CAGR 06-10E: 5.1%

GDP: Consensus Forecast

Key strategic actions

- Create a distinctive and segmented offer through exclusive handsets and new VAS
- Drive data service use (eg. SMS, mobile email)
- Develop a convergent offer on a mobile infrastructure (Home-zone, office-zone)
- Be the leading provider of integrated telecommunication services for SME's and Large Corporates

Mexico & Central America 2010E

Accesses: ~ 30 m

4 Argentina: maximize mobile growth and strengthen BB leadership

Current situation

Current situation
- Revenues 2006: €2.2bn
- OIBDA 2006: €0.8bn
- OIBDA Margin 2006: 35.1%
- Customer base and market share :
  - Fixed: 4.6 million (49%)
  - BB: 0.5 million (33%)
  - Mobile: 11.2 million (36%)

Future opportunities

	2006	2010E
Mobile penetration	78 %	~97 %
BB penetration	15 %	~37 %

- GDP growth CAGR 06-10E: 5.4%

GDP: Consensus Forecast

Key strategic actions

Mobile
- Maintain market leadership
- Reinforce position in the north
- Migration to post paid
- Launch loyalty programs
- Foster adoption of attractive on-net tariffs
- Drive data service usage (e.g. SMS, mobile email)
- Launch of 3G in main cities
- Improve margins
- Achieve F-M synergies

Fixed
- Increase ADSL coverage
- Voice up selling (flat tariffs)
- Launch 2P offers to increase customer loyalty

500,000 customers joined the flat fee voice offer this year

4 Chile: winning offer with our bundled strategy

Current situation

Current situation

- Revenues 2006: €1.7bn
- OIBDA 2006: €0.7bn
- OIBDA Margin 2006: 41.7%
- Customer base 2006 and market share:
  - Fixed: 2.2 million (66%)
  - BB: 0.5 million (49%)
  - Mobile: 5.7 million (44%)

Future opportunities

	2006	2010E
Mobile penetration	82 %	~97 %
BB penetration	23 %	~38 %

- GDP growth CAGR 06-10E: 5.1%

GDP: Consensus Forecast

Key strategic actions

Mobile

- Improve margins
- Continue with post-paid migrations
- Drive data service usage (e.g. SMS)
- Launch of 3G with focus on premium clients
- Ensure leadership

Fixed

- Target medium ADSL market with plug&play and entry-level bandwidth solutions
- Foster adoption of bundled offers

More than 600,000 customers with 2P/3P

More than 200,000 PayTV customers in 8 months (15% market share)

4 Colombia: Regain mobile market share and accelerate broadband

Current situation

Current situation

- Revenues 2006: €1.2bn
- OIBDA 2006: €0.3bn
- OIBDA Margin 2006: 27.7%
- Customer base 2006 and market share:
  - Fixed: 2.4 million (30%)
  - BB: 0.07 million (0%)
  - Mobile: 7.8 million (28%)

Future opportunities

	2006	2010E
Mobile penetration	67%	~91 %
BB penetration	6 %	~17 %

- GDP growth CAGR 06-10E: 5.0%

GDP: Consensus Forecast

Key strategic actions

Mobile

- Foster adoption of attractive on-net tariffs
- Drive data service use (eg. SMS, mobile email)
- Drive migration to GSM
- Focus in high value clients
- Enhance commercial network
- Improve customer retention
- Achieve synergies with Telecom (commercial network, corporates)

Fixed

- Foster corporate market
- Reach over 90% BB coverage in Bogota
- Market leader in net adds for Colombia broadband

US$100 m lingering in the pipeline for Corporates

More than 40,000 Pay TV customers in 4 months

4 Peru: consolidation of leadership

Current situation

Current situation

- Revenues 2006: €1.4bn
- OIBDA 2006: €0.6bn
- OIBDA Margin 2006: 40.6%
- Customer base 2006 and market share:
  - Fixed: 2.5 million (96%)
  - BB: 0.5 million (96%)
  - Mobile: 5.1 million (58%)

Future opportunities

	2006	2010E
Mobile penetration	32%	~71 %
BB penetration	7 %	~13 %

- GDP growth CAGR 06-10E: 5.9%

GDP: Consensus Forecast

Key strategic actions

Mobile

- Foster adoption of attractive price elasticity approach
- Drive data service usage (eg. SMS, mobile email)
- Launch loyalty program
- Capture market growth and maintain revenues market share
- Increase network capacity
- Improve customer retention

Fixed

- Launch of low entry level BB offers (eg: prepaid)
- Increase market penetration in TV focusing in middle/low segments with a DTH-based offer
- New low cost voice services based on wireless solutions

500,000 additional fixed accesses in 2010E

4 Venezuela: Sustain cash flow generation

Current situation

Current situation
- Revenues 2006: €2.0bn
- OIBDA 2006: €0.8bn
- OIBDA Margin 2006: 39.9%
- Customer base 2006 and market share:
  - Mobile: 8.8 million (43.4%)

Future opportunities

	2006	2010E
Mobile penetration	69%	~90 %

- GDP growth CAGR 06-10E: 3.0%

GDP: Consensus Forecast

Key strategic actions

- Focus on maintaining margins
- Improve customer retention
- UMTS/HSPA-based BB solutions
- Drive new GSM applications for SMEs
- Launch F-M solutions for SMEs and develop a commercial network focus on this segment
- Target high value and corporate clients

1. What we have accomplished: continuous growth and leadership
2. Latin America: much more than you imagine
3. The new T-Latam: uniquely positioned for further growth
4. Walking the talk
5. **Our commitments**

5 Guidance

(€ in millions)	TELEFONICA LATINOAMÉRICA		
	FY2006 (1)	FY2006 (Adj.) (2)	CAGR 06-10E (3)
REVENUES	18,089	18,089	**10 – 13 %**
OIBDA	6,571	6,607	**12 – 17 %**
CAPEX	2,811	2,811	**14,000 – 16,000** Cum (07E-10E)

1) Base 2006 reported numbers include eight months of Telefônica Telecom (consolidated since May 2006)
2) In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007E-2010E. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures
3) CAGR 06-10E guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation, other than Telemig acquisition (50% through TEF stake in Vivo) and TVA.

5 In summary, a new Latin-America by 2010 …

GDP per capita	GDP per capita (PPP) CAGR 06-10E ~ +5.7 %	11,600 $
Population & Households	+58 million workers +74 million people in urban areas	>620 million people > 140 million households
Telecom Market	+8% market growth Fastest growing region in the world	+€35-40 bn

5 .. and a new Telefónica Latin-America

Accesses	x 1.5/1.6	> 170 million
Revenues	x 1.5/1.6	€26-29bn
OIBDA	x 1.6/1.9	€10-12bn
OpCF	x 1.8/2.2	> €7bn

Telefonica